

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2013

Via E-mail
Thomas McNaughton
Chief Financial Officer
Harvard Apparatus Regenerative Technology, Inc.
84 October Hill Road
Holliston, MA 01746

>   **Re: Harvard Apparatus Regenerative Technology, Inc.**
>   **Registration Statement on Form 10**
>   **Filed July 31, 2013**
>   **File No. 001-35853**

Dear Mr. McNaughton:

     We completed our review of your filing on October 16, 2013. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Mary Beth Breslin for

                           Amanda Ravitz
                           Assistant Director

cc (via e-mail): Chad Porter, Esq. – Burns & Levinson LLP